Exhibit 99.3

TO:

Ontario Securities Commission

Bristish Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Registrar of Securities, Government of Yukon Territory

Registrar of Securities, Government of Nunavut

Government of Northwest Territories

The Toronto Stock Exchange

The TSX Venture Exchange

Re:  Richmont Mines Inc., Annual Information Form (AIF), dated March 22, 2010

I, Daniel Adam, P.Geo., Ph.D., a qualified person within the meaning of the Regulation 43‑101, do hereby consent to the public filing of the information relating to the Reserves estimations established as at December 31, 2009, based on the reports entitles “Rapport des réserves, Année 2010 au 31-12-2009, Division Beaufor’’ by Richard Dubuc, P.Geo. and Jessy Thelland, P.Geo., and  “2010 Mineral Reserves and Resources, Island Gold Mine’’ dated February 11, 2010, prepared for Richmont Mines Inc by Michel Plasse, P.Geo.

I also confirm that I have read the Richmont Mines Annual Information Form (“AIF”) dated March 22, 2010 and it fairly and accurately represents the information relating to the reserves estimations established as at December 31, 2009 based on these Reports. I have no reason to believe that there are any misrepresentations in the information contained in the AIF that are derived from these Reports or, within my knowledge, as a result of the service performed by me in the connection with the reserves estimations.

Dated this 22nd day of March 2010

/s/ Daniel Adam

Daniel Adam

Exploration Director

Richmont Mines Inc.

CERTIFICATE OF A QUALIFIED PERSON

I, Daniel Adam, do hereby certify that:

1)	I am a Professional Geologist employed as Exploration Director by Richmont Mines Inc. at 161, Principale Avenue, Rouyn-Noranda, Quebec.

2)	I received a Ph.D. in Geology from the Université of Nancy I (Nancy, France) in 1987.

3)	I am a registered member of the Ordre des Géologues du Québec (OGQ licence no. 229).

4)

I have over 23 years of experience as a geologist. My experience has been acquired mostly in exploration and mining geology since 1986. I worked for Les Mines Selbaie and later joined Richmont Mines in March 2008, as Senior geologist.

5)

I have read the definition of “qualified person” set out in Regulation 43-101 (“R 43-101”) standards for disclosure for mineral projects and certify that by reason of my education, affiliation with a professional association (as defined in R 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of R 43-101.

6)

I am responsible of the supervision of the reserve estimations established as at December 31, 2009 based on the reports entitle “Rapport des réserves, Année 2010 au 31-12-2009, Division Beaufor’’ by Richard Dubuc and Jessy Thelland, and “2010 Mineral Reserves and Resources, Island Gold Mine’’ dated February 11, 2010 prepared for Richmont Mines Inc by Michel Plasse, P. Geo.

7)

As of the date of this certificate, to the best of my knowledge, information and belief, the Reserves estimation Reports contains all scientific and technical information that is required to be disclosed to make the reserves estimations not misleading.

8)

I consent to the filing of the information relating to the reserves estimations with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated: March 22, 2010

/s/ Daniel Adam
Daniel Adam, P.Geo., Ph.D.